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                          April 30, 2021

       Edward M. Weil, Jr.
       Chief Executive Officer and President
       Healthcare Trust, Inc.
       650 Fifth Avenue, 30th Floor
       New York, New York 10019

                                                        Re: Healthcare Trust,
Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed April 23,
2021
                                                            File No. 333-255483

       Dear Mr. Weil:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Michael J. Choate